**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 15, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**TriVascular Technologies, Inc.**

**File No. 333-194466 - CF#30615**

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TriVascular Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 10, 2014, as amended.

Based on representations by TriVascular Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.11 | through March 10, 2024 |
| Exhibit 10.12 | through March 10, 2024 |
| Exhibit 10.13 | through March 10, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary